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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              JACOBSON, WILLIAM K.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                               Fresh Brands, Inc.
                               2215 Union Avenue
--------------------------------------------------------------------------------
                                    (Street)

                              Sheboygan, WI 53081
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                       FRESH BRANDS, INC. (Nasdaq: FRSH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                November 8, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                   Senior Vice President-Retail Operations and
                 Development of Fresh Brands Distributing, Inc.
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                             5.             6.
                                     2A.                      4.                             Amount of      Owner-
                                     Deemed                   Securities Acquired (A) or     Securities     ship
                        2.           Execution  3.            Disposed of (D)                Beneficially   Form:       7.
                        Transaction  Date, if   Transaction   (Instr. 3, 4 and 5)            Owned Follow-  Direct      Nature of
                        Date         any        Code          -----------------------------  ing Reported   (D) or      Indirect
1.                      (Month/      (Month/    (Instr. 8)                   (A)             Transaction(s) Indirect    Beneficial
Title of Security       Day/         Day/       ------------    Amount       or    Price     (Instr. 3      (I)         Ownership
(Instr. 3)              Year)        Year)       Code    V                   (D)             and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            6/24/02                 I        V      29,004        D    $18.00    See below      I          By Retirement
                                                                                                                        Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            11/8/02                 I               20,656.758    D    $15.25      0(1)         I          By Retirement
                                                                                                                        Savings Plan
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 1474 (9-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-   of
             Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:     In-
             cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of      action  Date,    Code     of(D)         (Month/Day/Year)           Amount   ative    Reported  In-      ficial
Title of     Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------           or       Secur-   Trans-    direct   Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-           Number   ity      action(s) (I)      ship
Security     Secur-  Day/    Day/     ------   ------------  Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)   Year)    Code V    (A)   (D)    cisable  Date      Title   Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option (2)   15.00                                           (3)         1/05     *     13,500            13,500      D
------------------------------------------------------------------------------------------------------------------------------------
Option (2)   16.125                                          (3)         1/06     *     13,500            13,500      D
------------------------------------------------------------------------------------------------------------------------------------
Option (2)   12.00                                           (3)      1/28/10     *     14,000            14,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option (2)   11.625                                          (3)      2/12/11     *     20,000            20,000      D
------------------------------------------------------------------------------------------------------------------------------------
Option (2)   18.75                                           (3)      1/30/12     *     15,000            15,000      D
====================================================================================================================================

Explanation of Responses:

*    Common Stock

(1) Includes 760.4575 Shares acquired between January 1, 2002 and November 8, 2002 in the Fresh Brands, Inc. Retirement Savings Plan.
(2)  Options granted pursuant to the 1995 Equity Incentive Plan.
(3) Exercisable at a cumulative percentage of 33.3% per year beginning on the first anniversary after date of grant.


WILLIAM K. JACOBSON

/s/ Ralph J. Gundrum                                           11/12/2002
---------------------------------------------            -----------------------
By Ralph J. Gundrum, attorney-in-fact                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                          Page 2

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
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